GRAPHENE & SOLAR TECHNOLOGIES LIMITED

433 North Camden Drive, Suite 600

Beverly Hills, CA 90210

April 9, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Graphene & Solar Technology Limited
Registration Statement on Form S-1 (Reg. No. 333-230734)

Ladies and Gentlemen:

On behalf of Graphene & Solar Technology Limited, the undersigned hereby requests that the Securities and Exchange Commission (“Commission”) issue an order declaring the above-referenced Registration Statement effective at 9:30 A.M., Washington, D.C. time, on Friday, April 12, 2019, or as soon thereafter as is practicable. Please call our counsel, David Ficksman, at 310-789-1290 to inform him of the effectiveness.

Very truly yours,

/s/ Roger May
Roger May
Chief Executive Officer